FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated January 24, 2006, titled “CN announces two-for-one stock split, 30 per cent increase in cash dividend”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces two-for-one stock split, 30 per cent increase in cash dividend

MONTREAL, Jan. 24, 2006 — CN announced today that its Board of Directors has approved a two-for-one stock split of the company’s common shares outstanding. The Board has also approved a 30 per cent increase in CN’s quarterly cash dividend.

The two-for-one stock split will take the form of a stock dividend. Shareholders will receive one additional common share of CN for each common share held. The stock dividend will be payable on Feb. 28, 2006, to shareholders of record at the close of business on Feb. 22, 2006.

In addition, a quarterly cash dividend of sixteen and one -quarter cents (C$0.1625) per common share post-split will be paid on March 31, 2006, to shareholders of record at the close of business on March 10, 2006.

E. Hunter Harrison, president and chief executive officer of CN, said: “I am very proud of CN’s strong financial record since it became a publicly traded corporation in November 1995. The stock split and dividend we’re announcing today reflect management’s and the directors’ continuing confidence in CN’s ability to deliver solid earnings and cash flow in the future.”

Including today’s dividend announcement, CN – since the company’s initial public offering of shares in 1995 – has increased its cash dividend annually 10 times by a total of almost 400 per cent. In addition, since 1995, CN has split its stock three times as its share price has increased tenfold.

The stock split will have no tax consequences in Canada or the United States, and will not dilute shareholders’ equity.

CN’s current share-repurchase program and all equity -based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will also reflect the stock split.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that the positive economic trends in North America and Asia will continue, and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2004 and 2005 Annual Consolidated Financial Statements and Management’s Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:

Media	Investment Community
Mark Hallman System Director, Media Relations (905) 669-3384	Robert Noorigian Vice-President, Investor Relations (514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: January 25, 2006	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: General Counsel